SEC 04015324 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III
amended

FACING PAGE

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SEC FILE NUMBER 8- 49491

MAR 29 2004

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cheval Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 N. Pitt Street, Suite 110
(No. and Street)

Alexandria, (City) Virginia (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis C. Stiff, 703-549-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buck, Sturmer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

521 Fifth Avenue, Suite 2100; New York, NY 10175
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis C. Stiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cheval Capital, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me, in my presence this 26 day of March, 2004. A Virginia Notary Public, In and for the State at Large.

Eleanor Cirillano Fernandez Notary Public

Notary Public

My Comm. Exps. 4/30, 2004

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL REPORT

Buck, Sturmer & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

CHEVAL CAPITAL, INC.

REPORT PURSUANT TO SEC RULE 17A-5(d)

December 31, 2003

BUCK, STURMER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Cheval Capital, Inc.

Financial Statements

Year Ended December 31, 2003

Table of Contents

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
521 FIFTH AVENUE, NEW YORK, NEW YORK 10175
(212) 697-7333
FAX (212) 986-1201
cpa@bucksturmer.com

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
JAMES A. BENNETT, C.P.A.
GERARD S. CARMOSIN, JR., C.P.A
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.
KEVIN P. BOLAND, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Cheval Capital, Inc.
Alexandria, VA

We have audited the accompanying statement of financial condition of Cheval Capital, Inc. as of December 31, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cheval Capital, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buck, Sturmer & Co., P.C.
BUCK, STURMER & CO., P.C.
Certified Public Accountants

February 17, 2004
New York, NY

Cheval Capital, Inc.

Statement of Financial Condition

December 31, 2003

ASSETS

Cash and equivalents	$	193,389
Investment in securities		3,300
Property and equipment, net of depreciation		9,458
Other assets		9,244
TOTAL	$	215,391

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	3,236
STOCKHOLDER'S EQUITY		
Common Stock - $ 0.01 Par Value; Authorized 1,000 Shares; Issued 100 Shares		1
Additional paid-in capital		43,349
Retained earnings - EXHIBIT C		168,805
Total Stockholder's Equity		212,155
TOTAL	$	215,391

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Income

Year Ended December 31, 2003

REVENUES:	
Fee income	$ 75,937
Interest income	1,188
Total Income	77,125
EXPENSES:	
Officers' compensation and benefits	21,642
Occupancy costs	54,724
Depreciation and amortization	8,230
Membership, registration and other fees	1,672
Communications	10,212
Other operating expenses	23,567
Total Expenses	120,047
NET LOSS - EXHIBIT C	$ (42,922)

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2003

	Capital Stock Common Shares	Capital Stock Common Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, beginning	100	$ 1	$ 43,349	$ 211,727	$ 255,077
Net Loss - EXHIBIT B				(42,922)	(42,922)
Balance, ending-EXHIBIT A	100	$ 1	$ 43,349	$ 168,805	$ 212,155

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Cash Flows

Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss - EXHIBIT B	$	(42,922)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		8,230
Changes in assets and liabilities:		
(Increase) decrease:		
Other assets		(1,830)
Increase (decrease):		
Accounts payable and accrued expenses		(7,004)
Net cash used in operating activities		(43,526)
Net decrease in cash and cash equivalents		(43,526)
Cash and equivalents - beginning of year		236,915
Cash and equivalents - end of year - EXHIBIT A	$	193,389

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Notes to Financial Statements

December 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cheval Capital, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is a Virginia corporation incorporated on July 12, 1996.

The Company provides investment banking services to corporate clients. Such services include acting as a placement agent in private equity and debt offerings and providing financial advice in mergers and acquisitions and other areas.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not yet earned reflected as deferred fee income.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets(primarily five years). When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. The cost of maintenance and repairs is charged to expense as incurred, whereas renewals and betterments are capitalized.

Cash and Cash Equivalents

All highly liquid instruments with purchase maturities of three months or less are considered cash equivalents.

Income Taxes

The Company has elected, with the consent of its stockholder, to be taxed as an "S" Corporation under Internal Revenue Code Section 1362(a). An "S" Corporation does not generally pay income taxes but, instead, its stockholder is taxed on the Company's income. Therefore, these statements do not include any provision for federal corporate income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

A summary of property and equipment at December 31, 2003 is as follows:

Property and equipment	$ 60,313
Less: accumulated depreciation	(50,855)
	$ 9,458

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $ 186,589, which was $ 181,589 in excess of its required net capital of $ 5,000. The Company's aggregate indebtedness to net capital ratio was .02 to 1.00.

NOTE 5 - PENSION PLAN

Cheval Capital, Inc. maintains a defined contribution profit sharing pension plan for all employees meeting minimum eligibility requirements. No discretionary contributions were made for year ended December 31, 2003.

NOTE 6 - LEASE COMMITMENT

On March 9, 2000 the Company entered into a lease for office space commencing on April 1, 2000 and expiring March 31, 2004. The lease provides in part for the payment of contingent rentals based upon the escalation of real estate taxes and certain operating expenses.

Future minimum payments under the lease are as follows for the years ending:

December 31, 2004	$ 13,221
Total	$ 13,221

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains their cash accounts at various financial institutions. The balances, at times, may exceed federally insured limits.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Cheval Capital, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003

NET CAPITAL		
Total stockholder's equity qualified for net capital		$ 212,155
Deductions and/or charges:		
Nonallowable assets:		
Securities	$ 3,300	
Property and equipment	9,458	
Other assets	9,244	22,002
TOTAL NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (tentative net capital)		190,153
Haircuts on securities		
Money market funds		3,564
NET CAPITAL		$ 186,589
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 3,236
Total aggregate indebtedness		$ 3,236
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
Company		$ 5,000
Excess net capital		$ 181,589
Excess net capital at 1,000%		$ 186,265
Ratio: Aggregate indebtedness to net capital		.02 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no material difference from the Company's computation, therefore a reconciliation is not included.

Cheval Capital, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2003

There are no reportable items with regard to the reserve requirements Under Rule 15c3-3.

We are exempt from Rule 15c3-3 through the provisions of paragraph k(2)(ii).

Cheval Capital, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2003

There are no reportable items with regard to the possession or control requirements Under Rule 15c3-3.

Buck, Sturmer & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

521 FIFTH AVENUE, NEW YORK, NEW YORK 10175

(212) 697-7333

FAX (212) 986-1201

cpa@bucksturmer.com

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
JAMES A. BENNETT, C.P.A.
GERARD S. CARMOSIN, JR., C.P.A
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.
KEVIN P. BOLAND, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

To the Board of Directors
Cheval Capital, Inc.
Alexandria, VA

In planning and performing our audit of the financial statements and supplemental schedules of Cheval Capital, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to

permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Buck, Sturmer & Co.

Buck, Sturmer & Co., P.C.
New York, New York

February 17, 2004